OG-228884

Certificate of Registration By Way of Continuation

*I, **MELANIE E. RIVERS-WOODS** Assistant Registrar of Companies in and for the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Law CAP. 22, that all requirements of the said Law in respect of registration were complied with by*

Tuscany Minerals Ltd.

an Exempted Company registered by way of continuation in the Cayman Islands with Limited Liability with effect from 28th day of July Two Thousand Nine

Given under my hand and Seal at George Town in the Island of Grand Cayman this 28th day of July Two Thousand Nine

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

Assistant Registrar of Companies,
Cayman Islands.